1290 Funds

1290 Avenue of the Americas

New York, New York 10104

March 2, 2016

Ms. Elisabeth Bentzinger

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	1290 Funds — Request for Withdrawal of Certain Post-Effective Amendments to the Registration Statement on Form N-1A of 1290 Funds (File Nos. 333-195390 and 811-22959)

Dear Ms. Bentzinger:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, 1290 Funds (the “Trust”) hereby requests withdrawal of the following Post-Effective Amendments (collectively, the “Amendments”) to the Trust’s Registration Statement filed on Form N-1A (File Nos. 333-195390 and 811-22959) relating to the 1290 Global Equity Income Fund (the “Fund”):

Post-Effective Amendment No.	Filing Date	Accession Number
8	November 19, 2015	0001193125-15-382248
10	February 2, 2016	0001193125-16-446962
11	February 2, 2016	0001193125-16-447632

The Trust is making this application for withdrawal of the Amendments with respect to the Fund because it has determined not to proceed with the registration of the Fund. No securities have been issued or sold by the Fund in connection with the Amendments. The Trust respectfully submits that a withdrawal of the Amendments with respect to the Fund is consistent with the public interest and the protection of investors.

Please note that the Amendments also contained disclosure concerning the 1290 Global Talents Fund. This withdrawal request does not relate to, or seek to withdraw the registration of, the 1290 Global Talents Fund.

If you have any questions, please feel free to contact Fatima Sulaiman at (202) 778-9082. Thank you.

Very truly yours,

1290 Funds

By:	/s/ Patricia Louie
Title:	Senior Vice President and Secretary